UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

West Fraser Timber Co. Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

952845105

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,481,584 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,481,584 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,481,584 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This amount consists of common shares of West Fraser Timber Co. Ltd (the “Issuer”) directly held by BPE OSB Investment Holding LP, Brookfield Capital Partners II L.P., Brookfield Investments Corporation and Brookfield Private Equity Group Holdings LP, for which the reporting person may be deemed to be a beneficial owner. See Item 4(a) for more information.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 1, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD INVESTMENTS CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,289,178
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,289,178

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,289,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 1, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MANITOBA, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 861,752
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 861,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 1, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BPE OSB INVESTMENT HOLDING LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,667,752
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,667,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,667,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 1, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD CAPITAL PARTNERS II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,662,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,662,902

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,662,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 1, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD CAPITAL PARTNERS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,662,902 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,662,902 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,662,902 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of common shares of the issuer directly held by Brookfield Capital Partners II L.P., for which the reporting person may be deemed to be a beneficial owner. See Item 4(a) for more information.
(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 1, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD PRIVATE EQUITY INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,192,406(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,192,406(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,192,406(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Consists of common shares of the Issuer directly held by BPE OSB Investment Holding LP, Brookfield Capital II L.P. and Brookfield Private Equity Group Holdings LP, for which the reporting person may be deemed to be a beneficial owner. See Item 4(a) for more information.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 1, 2021.

CUSIP No. 952845105

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common shares, no par value (the “Common Shares”) of West Fraser Timber Co. Ltd., a British Columbia corporation (the “Issuer”) and successor entity to Norbord Inc., a Canadian corporation (“Norbord”) acquired by the Reporting Persons named herein upon completion of the Transaction (as defined below). The Issuer’s principal executive offices are located at 601-858 Beatty Street, Vancouver, British Columbia, Canada M5C 2W4 G1.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by and on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario.

(ii)	Brookfield Investments Corporation (“BIC”), a corporation formed under the laws of the Province of Ontario and a subsidiary of Brookfield.

(iii)	Brookfield Private Equity Group Holdings LP (“BPEG”), a partnership formed under the laws of the Province of Manitoba.

(iv)	BPE OSB Investment Holding LP (“BOIH”), a partnership formed under the laws of the Province of Ontario.

(v)	Brookfield Capital Partners II L.P. (“BCP LP”), a partnership formed under the laws of Delaware.

(vi)	Brookfield Capital Partners Ltd. (“BCP”), a corporation formed under the laws of the Province of Ontario.

(vii)	Brookfield Private Equity Inc. (“BPE”), a corporation formed under the laws of the Province of Ontario.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.1.

(b)-(c), (f) The principal business of Brookfield is alternative asset management. The principal business of BIC is of an investment company that holds investments in the real estate and forest products sectors, as well as a portfolio of preferred shares issued by the Brookfield’s subsidiaries. The principal business of BPEG is of a partnership that holds passive investment holdings. The principal business of BOIH is of a partnership that holds direct and indirect investments in assets. The principal business of BCP LP is of a private fund that holds direct and indirect investments in assets. The principal business of BCP is investment management. The principal business of BPE is of an investment holding company.

The principal business address of Brookfield, BIC, BOIH, BCP and BPE is Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario M5J 2T3, Canada. The principal business address of BCP LP is Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281.

Schedules I to VII hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of Brookfield, BIC, BPEG, BOIH, BCP LP, BCP and BPE.

(d)-(e) During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

On or about February 1, 2021, the Reporting Persons received an aggregate of 23,481,584 Common Shares upon completion of the Transaction (as defined below) under the terms of the Arrangement Agreement (as defined below). See Item 4 below for more information.

CUSIP No. 952845105

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

On November 18, 2020, the Issuer and Norbord entered into an arrangement agreement (the “Arrangement Agreement”) whereby the Issuer agreed to acquire all of the issued and outstanding common shares in the capital of Norbord (the “Norbord Shares”) in exchange for Common Shares of the Issuer (the “Transaction”). A copy of the Arrangement Agreement is filed as Exhibit 99.2 hereto. The Arrangement Agreement provided that the Transaction would be effected by way of a plan of arrangement under the Canada Business Corporations Act and was approved by the shareholders of Norbord and the Issuer. The Arrangement Agreement provided for the exchange of Norbord Shares for Common Shares in the Transaction based on an exchange ratio of 0.675 of a Common Share for each Norbord Share.

On February 1, 2021, the Issuer and Norbord completed the Transaction and the Issuer issued an aggregate of 54,484,188 Common Shares to holders of the Norbord Shares, including an aggregate of 23,481,584 Common Shares to the Reporting Persons. The Norbord Shares were suspended from trading on the New York Stock Exchange (“NYSE”) prior to the open of trading on February 1, 2021 and the Common Shares began trading on the NYSE under the ticker symbol “WFG” on February 1, 2021.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The aggregate number and percentage of Common Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 23,481,584 Common Shares, constituting approximately 19.4% of the currently outstanding Common Shares. The percentage of Common Shares of the Issuer is based on an aggregate number of Common Shares of 120,882,157 outstanding as of February 1, 2021.

(i) Brookfield

(a)	As of February 1, 2021, Brookfield may be deemed the beneficial owner of 23,481,584* Common Shares, constituting a percentage of approximately 19.4% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 23,481,584* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 23,481,584* Common Shares

*	Includes 7,667,752 Common Shares held by BOIH, 3,662,902 Common Shares held by BCP LP, 11,289,178 Common Shares held by BIC and 861,752 Common Shares held by BPEG.

(ii) BIC

(a)	As of February 1, 2021, BIC may be deemed the beneficial owner of 11,289,178 Common Shares, constituting a percentage of approximately 9.3% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 11,289,178 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 11,289,178 Common Shares

(iii) BPEG

(a)	As of February 1, 2021, BPEG may be deemed the beneficial owner of 861,752 Common Shares, constituting a percentage of approximately 0.7% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 861,752 Common Shares

CUSIP No. 952845105

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 861,752 Common Shares

(iv) BOIH

(a)	As of February 1, 2021, BOIH may be deemed the beneficial owner of 7,667,752 Common Shares, constituting a percentage of approximately 6.3% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 7,667,752 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 7,667,752 Common Shares

(v) BCP LP

(a)	As of February 1, 2021, BCP LP may be deemed the beneficial owner of 3,662,902 Common Shares, constituting a percentage of approximately 3.0% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 3,662,902 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 3,662,902 Common Shares

(vi) BCP

(a)	As of February 1, 2021, BCP may be deemed the beneficial owner of 3,662,902 Common Shares, constituting a percentage of approximately 3.0% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 3,662,902 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 3,662,902 Common Shares

*	Includes 3,662,902 Common Shares directly held by BCP LP.

(vii) BPE

(a)	As of February 1, 2021, BPE may be deemed the beneficial owner of 12,192,406 Common Shares, constituting a percentage of approximately 10.1% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 12,192,406 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 12,192,406 Common Shares

*	Includes 7,667,752 Common Shares held by BOIH, 3,662,902 Common Shares held by BCP LP and 861,752 Common Shares held by BPEG.

(c)	Other than the transactions described in Items 3 and 6 herein, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

CUSIP No. 952845105

Voting and Support Agreement

On November 18, 2020, the Reporting Persons, Norbord and West Fraser entered into a voting and support agreement (the “Voting and Support Agreement”), whereby the Reporting Persons, as the owner and having the power to control or direct the Norbord Shares, agreed to (i) vote or cause to be voted the Norbord Shares in favor of the Transaction and any other matter necessary for the completion of the Transaction, (ii) support West Fraser following the completion of the Transaction, (iii) attend the 2021 annual general meeting of the shareholders of West Fraser and vote all the Common Shares held by Brookfield in favor of management recommendations (the “post-Transaction obligations”); and (iv) abide by certain restrictions and covenants set forth thereto. The Voting And Support Agreement terminated in accordance with its terms upon the completion of the Transaction except in regards to the post-Transaction obligations. A copy of the Voting and Support Agreement is filed as Exhibit 99.3 hereto.

Cash-Settled Swaps

As part of Brookfield’s general hedging strategy, within the past 60 days Brookfield has entered into cash-settled total return swaps in respect of the Common Shares with an unaffiliated third party financial institution as the respective counterparty (the “Cash-Settled Swaps”), which represent a hedged position in respect of approximately 5,156,885 Common Shares (representing approximately 4.3% of the issued and outstanding Common Shares). Taking into consideration the Cash-Settled Swaps, Brookfield has economic exposure in respect of approximately 18,324,699 Common Shares (representing approximately 15.2% of the issued and outstanding Common Shares). Taking into consideration the Cash-Settled Swaps, Brookfield has economic exposure in respect of approximately 18,324,699 Common Shares (representing approximately 15.2% of the issued and outstanding Common Shares). The Cash-Settled Swaps were entered into at an average price of US$62.8850 per underlying Common Share. Funds for the purchase of the Cash-Settled Swaps were derived from the general working capital of Brookfield.

Under the terms of each Cash-Settled Swap, upon settlement, Brookfield will be obligated to make payments to the counterparty based on the total net return of the specified notional number of shares subject to the Cash-Settled Swaps. The Cash-Settled Swaps do not give any Reporting Person direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement

Exhibit 99.2 – Arrangement Agreement, between Norbord Inc. and West Fraser Timber Co. Ltd, dated November 18, 2020 – filed as Exhibit 99.2 to Norbord Inc.’s Form 6-K on November 27, 2020, and incorporated herein by reference.

Exhibit 99.3 – Voting and Support Agreement, between Norbord Inc. Brookfield Asset Management Inc., the Brookfield Affiliates and West Fraser Timber Co. Ltd., dated November 18, 2020 – filed as Exhibit 99.1 to Norbord Inc.’s Form 6-K on November 23, 2020, and incorporated herein by reference.

CUSIP No. 952845105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 2, 2021	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President

BROOKFIELD INVESTMENTS CORPORATION

	By:	/s/ Thomas Corbett
Name: Thomas Corbett
Title: Vice President and Chief Financial Officer

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Director

BPE OSB INVESTMENT HOLDING LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Director

BROOKFIELD CAPITAL PARTNERS II L.P., by its general partner, BROOKFIELD CAPITAL PARTNERS II GP L.P., by its general partner, BROOKFIELD CAPITAL PARTNERS LTD.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Chairman of the Board

BROOKFIELD CAPITAL PARTNERS LTD

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Chairman of the Board

BROOKFIELD PRIVATE EQUITY INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Director

CUSIP No. 952845105

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Justin B. Beber Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy & Chief Legal Officer, Brookfield	Canada

Jeffrey M. Blidner Vice Chair and Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Angela F. Braly Director	832 Alverna Drive Indianapolis, Indiana 46260 U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu Director	c/o Suite 1210 225 – 6th Ave. S.W. Calgary, Alberta T2P 1N2, Canada	Corporate Director	Canada

Maureen Kempston Darkes Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director	Canada

Janice Fukakusa Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Murilo Ferreira Director	Rua General Venancio Flores, 50 Cob. 01 Leblon, Rio de Janeiro RJ 22441-090	Former Chief Executive Officer, Vale SA	Brazil

J. Bruce Flatt Director and Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer, Brookfield	Canada

Nicholas H. Goodman Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer, Brookfield	United Kingdom

Brian W. Kingston Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate, Brookfield	Canada

Brian D. Lawson Vice Chair and Honorary Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

CUSIP No. 952845105

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Cyrus Madon Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity, Brookfield	Canada

Howard S. Marks Director	c/o Oaktree Capital Management, L.P. 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management	U.S.A.

Frank J. McKenna Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments, Brookfield	Canada

Lord Augustine Thomas O’Donnell Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Lori Pearson Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer, Brookfield	Canada

Samuel J.B. Pollock Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure, Brookfield	Canada

Ngee Huat Seek Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore

Sachin G. Shah Managing Partner, Chief Investment Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer, Brookfield	Canada

Diana L. Taylor Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

Hutham S. Olayan Director	133 East 64th Street, Apt. 5A, New York, NY 10065, U.S.A.	Chairman of The Olayan Group	U.S.A. and Saudi Arabia

Connor Teskey Managing Partner, Chief Executive Officer Renewable Power	One Canada Square, Level 25, Canary Wharf, London, UK E14 5AA	Managing Partner, Chief Executive Officer Renewable Power, Brookfield	Canada

CUSIP No. 952845105

SCHEDULE II

BROOKFIELD INVESTMENTS CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Thomas Corbett Vice President and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance, Brookfield	Canada

Lorretta M. Corso Vice President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator and Corporate Secretary, Brookfield	Canada

Howard Driman Director	17 Lindemann Street, Thornhill, Ontario L3T 5S8	Corporate Director	Canada

Frank N.C. Lochan Director	15 Ennisclare Dr. E., Oakville, Ontario L6J 4N3	Corporate Director	Canada

Edward C. Kress Director, Chairman and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Danesh K. Varma Director	8 Little Trinity Lane, London EC4V 2AN United Kingdom	Corporate Director	United Kingdom

Leslie Yuen Vice President and Controller	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Brookfield	Canada

SCHEDULE III

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP

by its general partner, BROOKFIELD PRIVATE EQUITY INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jaspreet Dehl Director, Managing Partner, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner and Chief Financial Officer of Brookfield Business Partners L.P.	Canada

David Grosman Director, Managing Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Director	Canada

Arin Jonathan Silber Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Vice President	Canada

Cyrus Madon Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner and Chief Executive Officer of Brookfield Business Partners L.P.	Canada

CUSIP No. 952845105

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Anjali Mahtani Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Vice President	Canada

David Nowak Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

Ryan Szainwald Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

SCHEDULE IV

BPE OSB INVESTMENT HOLDINGS LP

by its general partner, BROOKFIELD PRIVATE EQUITY INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jaspreet Dehl Director, Managing Partner, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner and Chief Financial Officer of Brookfield Business Partners L.P.	Canada

David Grosman Director, Managing Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Director	Canada

Arin Jonathan Silber Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Vice President	Canada

Cyrus Madon Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner and Chief Executive Officer of Brookfield Business Partners L.P.	Canada

Anjali Mahtani Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Vice President	Canada

SCHEDULE V

BROOKFIELD CAPITAL PARTNERS II L.P.

by its general partner, BROOKFIELD CAPITAL PARTNERS II GP L.P.

by its general partner, BROOKFIELD CAPITAL PARTNERS LTD.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jaspreet Dehl Director, Managing Partner, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner and Chief Financial Officer of Brookfield Business Partners L.P.	Canada

CUSIP No. 952845105

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

David Grosman Director, Managing Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Director	Canada

Arin Jonathan Silber Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Vice President	Canada

Bryan Jason Chew Senior Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Senior Vice President	Canada

Nicole Lichowit Managing Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Director	Canada

Cyrus Madon Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner and Chief Executive Officer of Brookfield Business Partners L.P.	Canada

Anjali Mahtani Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Vice President	Canada

David Nowak Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

Erson Olivan Senior Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Senior Vice President	Canada

James Reid Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

Ryan Szainwald Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

CUSIP No. 952845105

SCHEDULE VI

BROOKFIELD CAPITAL PARTNERS LTD.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jaspreet Dehl Director, Managing Partner, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner and Chief Financial Officer of Brookfield Business Partners L.P.	Canada

David Grosman Director, Managing Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Director	Canada

Arin Jonathan Silber Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Vice President	Canada

Bryan Jason Chew Senior Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Senior Vice President	Canada

Nicole Lichowit Managing Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Director	Canada

Cyrus Madon Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner and Chief Executive Officer of Brookfield Business Partners L.P.	Canada

Anjali Mahtani Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Vice President	Canada

David Nowak Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

Erson Olivan Senior Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Senior Vice President	Canada

James Reid Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

Ryan Szainwald Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

CUSIP No. 952845105

SCHEDULE VII

BROOKFIELD PRIVATE EQUITY INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jaspreet Dehl Director, Managing Partner, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner and Chief Financial Officer of Brookfield Business Partners L.P.	Canada

David Grosman Director, Managing Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Director	Canada

Arin Jonathan Silber Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Vice President	Canada

Cyrus Madon Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner and Chief Executive Officer of Brookfield Business Partners L.P.	Canada

Anjali Mahtani Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Vice President	Canada

David Nowak Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

Ryan Szainwald Managing Partner	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada